                                                                    EXHIBIT 99.1

                          PART II - OTHER INFORMATION


Item 1.          LEGAL PROCEEDINGS.

         Reference is made to the Company's Registration Statement on Form S-1, as amended (File No. 333-2940), and the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996 for descriptions of certain previously reported legal proceedings.

         Frank D. Seinfeld v. Harold C. Simmons, et al. (Superior Court of New Jersey, Bergen County, Chancery Division, No. C-336- 96). Plaintiff brought this action in September 1996 on behalf of himself and derivatively, on behalf of NL Industries, Inc. ("NL"), an 18%-owned subsidiary of Tremont Corporation which in turn holds approximately 44% of the outstanding common stock of the Company, against NL, Valhi, Inc. and certain current and former members of NL's Board of Directors including J. Landis Martin, the Company's Chairman and Chief Executive Officer. The complaint alleges, among other things, that NL's August 1991 "Dutch Auction" tender offer was an unfair and wasteful expenditure of NL's funds. Plaintiff seeks, among other things, to rescind NL's purchase of approximately 10.9 million shares of its common stock from Valhi pursuant to the Dutch Auction. The Company understands that each of the defendants believes the complaint is without merit. The Company further understands that each of the defendants intend to defend the action vigorously.